

March 9, 2009

<u>Via U.S. Mail and Facsimile</u>

Ross E. Silvey
President
North American Energy Resources, Inc.
11005 Anderson Mill Road
Austin, Texas 78750

      Re: **North American Energy Resources, Inc.**
              Preliminary Information Statement on Schedule 14C
              Filed February 12, 2009
              File No. 0-52522

Dear Mr. Silvey:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We refer you to disclosure at page two of the information statement in which you state that the holders of a majority of the voting power of your outstanding common stock have voted to approve the reverse stock split. It appears from your disclosure at page six that officers, directors and greater than 5% owners of your common stock account for less than 50% of the outstanding common stock. Given this disclosure, it is unclear how you obtained the requisite written consent to approve the action. Please describe how the consent was obtained, identifying the consenting shareholders and the percentage of ownership held by each of such shareholders. Note that if support for the action was obtained through a "solicitation," as defined in Rule 14a-2 of Regulation 14A, you may not be eligible to use Schedule 14C. Please provide a detailed analysis of your eligibility to use Schedule 14C as opposed to Schedule 14. We may have further comment.

Proposal, page 3

2. Provide tabular or similar disclosure to show clearly under your current capital structure and the capital structure for which you are seeking approval the number of shares of common stock that are or will be: (a) issued and outstanding; (b) authorized and reserved for issuance; and (c) authorized but unreserved.

3. Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the change in authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares or preferred shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

4. Please state whether you have any current plans, proposals or arrangements, written or otherwise, to issue any of the newly available authorized shares of stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions. If not, please state that you have no such plans, proposals or arrangements, written or otherwise, at this time.

5. Discuss the dilutive effects of the reverse stock split on your current shareholders.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sean Donahue at (202) 551-3579 or Mike Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: James Ross (918) 254-2988
        Sean Donahue